CNB Financial Corporation

1 South Second Street

PO Box 42

Clearfield, Pennsylvania 16830

March 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNB Financial Corporation

Registration Statement on Form S-4 (File No. 333-285096)

Request for Acceleration of Effective Date

Dear Ms. Madeleine Mateo:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CNB Financial Corporation (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern Time on March 5, 2025, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Les B. Reese of Hogan Lovells US LLP at (202) 637-5542.

Sincerely,

CNB Financial Corporation

By:	/s/ Tito Lima
Tito Lima
Chief Financial Officer